Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

April 20 , 2010

Ms. Alison White
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line Strategic Asset Management Trust
File Nos. 33-16245 811-5276

Dear Ms. White:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	The following will be included on page 2 of the Prospectus before the table showing Annual Fund Operating Expenses:

“It does not take into account any fees or other expenses of any variable annuity or variable life insurance product. If such fees were reflected, expenses would be higher.”

2.	Under “How has the Trust performed?”, the following will replace the third sentence:

“These returns are compared to the performance of the S&P 500® Index which is a broad based market index.  The returns are also compared to the performance of the Barclays Capital U.S. Government/Credit Index which measures the performance of U.S. Dollar denominated U.S. Treasuries, government-related and investment grade U.S. corporate securities that have a remaining maturity of greater than one year.”

3.	The following sentence under “How has the Trust performed?” will be deleted: “You should remember that unlike the Trust, these indices are unmanaged and do not include expenses, which are deducted from Trust returns, or taxes.”

4.	The following section will be added after “Tax information” on page 6:

“ Payments to broker-dealers and other financial intermediaries

If you purchase the Trust through a broker-dealer or other financial intermediary (such as a bank), the Trust and its related companies may pay the intermediary for the sale of Trust shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Trust over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.”

5.	The last sentence of the first paragraph on the back cover page will be deleted and the following will be added:

“The Trust’s Statement of Additional Information, annual and semi-annual shareholder reports are not available on the Trust’s website because the Trust’s shares are not available for sale directly to investors.  Investors may invest in the Trust only by purchasing certain variable annuity and variable insurance contracts issued by The Guardian Insurance & Annuity Company, Inc. (“GIAC”).

“The Trust’s annual and semi-annual shareholder reports are available from GIAC’s website at: http://www.guardianinvestor.com/public/products/prospectus.aspx.  Additionally, free copies of the Trust’s Statement of Additional Information or its annual or semi-annual shareholder reports are available by contacting GIAC at 7 Hanover Square, New York, NY 10004 or calling toll-free 800-221-3253.”

6.	Additional disclosure regarding the Board, including qualifications and experience of each member and the Board’s role in risk oversight will be added to the Statement of Additional Information

******
The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel